UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*
JANUS HENDERSON GROUP PLC
(Name of Issuer)

Ordinary Shares, $1.50 per share par value
(Title of Class of Securities)

G4474Y214
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.: (212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,867,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,867,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,867,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.24%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 165,657,905 Ordinary Shares outstanding as of May 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (the “Form 10-Q”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,867,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,867,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,867,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.24%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 165,657,905 Ordinary Shares outstanding as of May 1, 2023, as reported by the Issuer in its Form 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%*
14	TYPE OF REPORTING PERSON IN

_______
* Calculated based on 165,657,905 Ordinary Shares outstanding as of May 1, 2023, as reported by the Issuer in its Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,867,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,867,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,867,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.24%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 165,657,905 Ordinary Shares outstanding as of May 1, 2023, as reported by the Issuer in its Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,867,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,867,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,867,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.24%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 165,657,905 Ordinary Shares outstanding as of May 1, 2023, as reported by the Issuer in its Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners AM Holdco II, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 85-2619230
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,867,800
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,867,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,867,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.24%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 165,657,905 Ordinary Shares outstanding as of May 1, 2023, as reported by the Issuer in its Form 10-Q.

This Amendment No. 12 (“Amendment No. 12”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on October 2, 2020 as amended by Amendment No. 1, filed on May 12, 2021, as amended by Amendment No. 2 filed on May 19, 2021, as amended by Amendment No. 3 filed on July 19, 2021, as amended by Amendment No. 4 filed on October 4, 2021, as amended by Amendment No. 5 filed on November 16, 2021, as amended by Amendment No. 6 filed on December 13, 2021, as amended by Amendment No. 7 filed on January 6, 2022, as amended by Amendment No. 8 filed on February 1, 2022, as amended by Amendment No. 9 filed on March 9, 2022, as amended by Amendment No. 10 filed on March 31, 2022, and as amended by Amendment No. 11 (“Amendment No. 11”) filed on November 15, 2022 (as amended, the “Schedule 13D”), relating to the Ordinary Shares, $1.50 per share par value (the “Shares”), of Janus Henderson Group plc, a company incorporated and registered in Jersey, Channel Islands (the “Issuer”). The address of the principal executive office of the Issuer is 201 Bishopsgate, London, EC2M 3AE United Kingdom.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Items 2, 4, 5 and 7 of the Schedule 13D are hereby amended as follows:

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated with the following:

The persons filing this statement are Trian Partners AM Holdco II, Ltd., a Cayman Islands exempted company with limited liability (“Trian AM Holdco”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (Trian AM Holdco, Trian Management, Trian Management GP and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the  “Reporting Persons” or the “Trian Group”). The address of the principal office of each of Trian Management and Trian Management GP is 280 Park Avenue, 41st Floor, New York, New York 10017, and the address of the principal office of Trian AM Holdco is c/o DE (Cayman) Limited, Landmark Square, West Bay Road, PO Box 775, Grand Cayman, Cayman Islands, KY1-9006.  The principal business address of each of Messrs. Peltz, May and Garden is 223 Sunset Avenue, Palm Beach, Florida 33480.

Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian AM Holdco.

Trian AM Holdco is primarily engaged in the business of investing in securities. Trian Management is primarily engaged in the business of serving as an investment management company for Trian AM Holdco and other funds and investment vehicles.  Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.

Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian AM Holdco and other funds and investment vehicles managed by Trian Management.  Peter W. May’s present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian AM Holdco and other funds and investment vehicles managed by Trian Management.  Each of Mr. Peltz and Mr. May, along with other senior Trian Management employees, serve on Trian’s Investment Committee. Mr. Garden has decided to retire as Trian Management’s Chief Investment Officer and as a Trian Management partner to focus on managing his personal investments through his family office. He will continue as a Senior Advisor to Trian Management.

None of the Reporting Persons, nor any director, executive officer, general partner or controlling person of any of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
As a result of the amendments described above in this Item 2, following this Amendment No. 12, Mr. Garden will no longer be a reporting person, and references in this Schedule 13D to the “Reporting Persons” or the “Trian Group” will no longer include Mr. Garden.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 1, 2023, in connection with his retirement from Trian Management (as discussed in Item 2 above), Ed Garden notified the Issuer of his resignation from the Board, which is to be effective as of June 9, 2023.  Josh Frank, a Partner and Co-Chief Investment Officer at Trian Management, has been appointed as an independent non-executive director to fill the vacancy created by Mr. Garden’s resignation, which is also to be effective as of June 9, 2023. The Board also appointed Mr. Frank to serve as a member of the Human Capital and Compensation Committee and the Risk Committee.  Mr. Garden indicated that he is confident in the Issuer’s business momentum and strongly supports the Issuer’s new CEO, Ali Dibadj and his management team, the Issuer’s newly defined strategy, the firm’s cost-efficiency program and the Issuer’s Board.

Mr. Frank joins Brian Baldwin, a Partner and the Head of Research at Trian, on the Issuer’s Board.

As previously disclosed in Item 4 of this Schedule 13D, the Reporting Persons may communicate with the Issuer, current or prospective shareholders of the Issuer or other interested or relevant parties, service providers and financing sources (including current or potential investors in funds and investment vehicles managed by Trian Management) regarding the Issuer and one or more of the matters described in subparagraphs (a)-(j) of Item 4 of Schedule 13D, and may take steps to explore and prepare for various plans and actions, and hire advisors or consultants, and propose transactions to the above mentioned persons, before forming a plan or intention to engage in such plans or actions or proceed with any such transactions.
Item 5. Interests in Securities of the Issuer

Part (a) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:
(a) As of 4:00 p.m., New York City time, on June 2, 2023, the Reporting Persons beneficially owned 31,867,800 Shares, representing approximately 19.24% of the Issuer’s outstanding Shares (calculated based on 165,657,905 Shares outstanding as of as of May 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023).
Part (b) of Item 5 of the Schedule 13D is hereby amended and restated with the following:
(b)  Trian AM Holdco beneficially and directly owns and has sole voting power and sole dispositive power with regard to 31,867,800 Shares, except to the extent that other Reporting Persons as described in this Item 5(b) may be deemed to have shared voting power and shared dispositive power with regard to such Shares.
Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May, by virtue of their relationships with Trian AM Holdco (as discussed in Item 2 above), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares that Trian AM Holdco directly and beneficially owns.  Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May disclaim beneficial ownership of such Shares for all other purposes.
Part (c) of Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(c)  There have been no new transactions by the Reporting Persons since the filing of Amendment No. 11.

Item 7. Materials to be Filed as Exhibits.

6. Letter to John Cassaday, Chairman, and Ali Dibadj, Chief Executive Officer, of the Issuer, dated June 1, 2023.
[INTENTIONALLY LEFT BLANK]

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2023

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Member

TRIAN PARTNERS AM HOLDCO II, LTD.

By:	/s/ PETER W. MAY
	Name:	Peter W. May
	Title:	Director

/s/ NELSON PELTZ Nelson Peltz

/s/ PETER W. MAY Peter W. May
/s/ EDWARD P. GARDEN Edward P. Garden

Exhibit 6

June 1, 2023

VIA EMAIL

Janus Henderson Group plc
John Cassaday, Chairman
Ali Dibadj, Chief Executive Officer

Re:          Letter of Resignation

Dear John and Ali:

I am writing this letter to advise you that, in connection with my retirement from Trian Fund Management, L.P. (“Trian”), I hereby tender my resignation as a member of the Board of Directors (the “Board”) of Janus Henderson Group plc (the “Company”) and from any other positions I hold with the Company and its subsidiaries, to become effective immediately prior to the appointment to the Board of a partner of Trian to fill the vacancy created by my resignation.

I wish to express my strong support for Ali and I am also highly supportive of the Company’s management team, newly defined strategy, cost-efficiency program and recently refreshed Board, which going forward will include two of my former partners at Trian.

I will be leaving the Board confident in the Company’s business momentum and long-term strategy and believe the Company is well-positioned to help clients define and achieve their desired investment outcomes while delivering significant long-term shareholder value.

On a personal note, I have enjoyed my time on the Board and appreciated the opportunity to work with you and the rest of the Board.

Very truly yours,
/s/ED GARDEN